Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Four Weeks Ended
($ in millions, except ratio)	June 13, 2008	June 15, 2007
Income from continuing operations before income taxes and minority interest	$486	$553
Income related to equity method investees	(24)	(1)

	462	552
Add/(deduct):
Fixed charges	152	149
Interest capitalized	(24)	(20)
Distributed income of equity method investees	12	11
Minority interest	3	—

Earnings available for fixed charges	$605	$692

Fixed charges:
Interest expensed and capitalized (1)	$104	$105
Estimate of interest within rent expense	48	44

Total fixed charges	$152	$149

Ratio of earnings to fixed charges	4.0	4.6

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

1